UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               April 5, 2019

  Via E-Mail

  Matthew P. Schwartz
  Gibson, Dunn & Crutcher LLP
  200 Park Avenue
  New York, New York 10166

          Re:     Texas Pacific Land Trust
                  PRRN14A filed on April 5, 2019
                  Filed by SoftVest, L.P. et al.
                  File No. 1-00737

  Dear Mr. Schwartz:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the revised filing listed above and have the following additional comments:

  Revised Preliminary Proxy Statement filed on April 5, 2019

  Background to the Solicitation, page 2

      1. Refer to comment 7 in our letter dated April 2, 2019 and your response. Your revised disclosure does not address your prior engagement with the Trust regarding the three proposed restructuring plans you submitted in 2016. Please revise to summarize those proposals and the potential impact on shareholders of the Trust.

      2. See our last comment above. Your revised disclosure in response to prior comment 7 in our April 2, 2019 comment letter does not address your contacts with the Trust in
         November 2018 and January 2019 concerning potential transactions with third parties.
         For example, the Trust's proxy statement discloses that on November 28, 2018, you discussed the acquisition of the Trust by an oil and gas company and on January 22,
         2019, you discussed a potential transaction between the Trust and a different oil and gas company. Please revise to describe these contacts and whether you will continue to advocate for these or other similar transactions if Mr. Oliver is elected as a trustee.

      3. See comment 3 in our prior comment letter dated April 2, 2019 and your response. With respect to your proposal to convert the Trust into a Delaware corporation, expand the discussion of the potential impact on shareholders to explain the effect on a third party's
 Michael P. Schwartz, Esq.
Gibson, Dunn & Crutcher LLP
April 5, 2019
Page 2

       (including your) ability to effect a change in control of the Trust if a board of directors were to be annually elected.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                              Sincerely,


                                                              /s/ Christina
Chalk


                                                              Christina Chalk
                                                              Senior Special
Counsel
                                                              Office of Mergers
and Acquisitions